# American National Bankshares Inc. and Subsidiaries
## Consolidated Balance Sheets
(Dollars in thousands, except share and per share data)
Unaudited

|  | December 31 | |
| --- | --- | --- |
| **ASSETS** | 2013 | 2012 |
| Cash and due from banks | $ 19,808 | $ 20,435 |
| Interest-bearing deposits in other banks | 47,873 | 27,007 |
| Securities available for sale, at fair value | 346,124 | 335,246 |
| Restricted stock, at cost | 4,889 | 5,287 |
| Loans held for sale | 2,760 | 13,852 |
| Loans | 794,671 | 788,705 |
| Less allowance for loan losses | (12,600) | (12,118) |
| Net Loans | 782,071 | 776,587 |
| Premises and equipment, net | 23,674 | 24,543 |
| Other real estate owned, net | 3,422 | 6,193 |
| Goodwill | 39,043 | 39,043 |
| Core deposit intangibles, net | 3,159 | 4,660 |
| Bank owned life insurance | 14,746 | 14,289 |
| Accrued interest receivable and other assets | 19,943 | 16,545 |
| Total assets | $ 1,307,512 | $ 1,283,687 |
| **Liabilities** | | |
| Demand deposits -- noninterest-bearing | $ 229,347 | $ 217,275 |
| Demand deposits -- interest-bearing | 167,736 | 153,578 |
| Money market deposits | 185,270 | 166,111 |
| Savings deposits | 85,724 | 81,135 |
| Time deposits | 389,598 | 409,568 |
| Total deposits | 1,057,675 | 1,027,667 |
| Short-term borrowings: | | |
| Customer repurchase agreements | 39,478 | 49,942 |
| Other short-term borrowings | - | - |
| Long-term borrowings | 9,951 | 10,079 |
| Trust preferred capital notes | 27,419 | 27,317 |
| Accrued interest payable and other liabilities | 5,438 | 5,436 |
| Total liabilities | 1,139,961 | 1,120,441 |
| **Shareholders' equity** | | |
| Preferred stock, $5 par, 2,000,000 shares authorized, none outstanding | - | - |
| Common stock, $1 par, 20,000,000 shares authorized, 7,890,697 shares outstanding at December 31, 2013 and 7,846,912 shares outstanding at December 31, 2012 and | 7,891 | 7,847 |
| Capital in excess of par value | 58,050 | 57,211 |
| Retained earnings | 99,090 | 90,591 |
| Accumulated other comprehensive income, net | 2,520 | 7,597 |
| Total shareholders' equity | 167,551 | 163,246 |
| Total liabilities and shareholders' equity | $ 1,307,512 | $ 1,283,687 |

## American National Bankshares Inc. and Subsidiaries
## Consolidated Statements of Income
(Dollars in thousands, except share and per share data
Unaudited

| | Three Months Ended December 31 | | Twelve Months Ended December 31 | |
|---|---|---|---|---|
| | 2013 | 2012 | 2013 | 2012 |
| **Interest and Dividend Income:** | | | | |
| Interest and fees on loans | $ 10,964 | $ 11,965 | $ 44,817 | $ 49,189 |
| Interest and dividends on securities: | | | | |
| Taxable | 956 | 914 | 3,530 | 4,044 |
| Tax-exempt | 1,060 | 1,062 | 4,213 | 4,280 |
| Dividends | 69 | 58 | 245 | 213 |
| Other interest income | 45 | 33 | 151 | 80 |
| Total interest and dividend income | 13,094 | 14,032 | 52,956 | 57,806 |
| | | | | |
| **Interest Expense:** | | | | |
| Interest on deposits | 1,317 | 1,552 | 5,460 | 6,843 |
| Interest on short-term borrowings | 2 | 23 | 40 | 150 |
| Interest on long-term borrowings | 83 | 83 | 329 | 335 |
| Interest on trust preferred capital notes | 187 | 197 | 754 | 813 |
| Total interest expense | 1,589 | 1,855 | 6,583 | 8,141 |
| | | | | |
| **Net Interest Income** | 11,505 | 12,177 | 46,373 | 49,665 |
| Provision for loan losses | - | 334 | 294 | 2,133 |
| | | | | |
| **Net Interest Income After Provision** | | | | |
| **for Loan Losses** | 11,505 | 11,843 | 46,079 | 47,532 |
| | | | | |
| **Noninterest Income:** | | | | |
| Trust fees | 1,080 | 929 | 3,689 | 3,703 |
| Service charges on deposit accounts | 460 | 442 | 1,750 | 1,757 |
| Other fees and commissions | 471 | 445 | 1,864 | 1,768 |
| Mortgage banking income | 295 | 569 | 2,008 | 2,234 |
| Securities gains (losses), net | (11) | (2) | 192 | 158 |
| Other | 309 | 303 | 1,324 | 1,790 |
| Total noninterest income | 2,604 | 2,686 | 10,827 | 11,410 |
| | | | | |
| **Noninterest Expense:** | | | | |
| Salaries | 3,507 | 3,932 | 14,059 | 15,785 |
| Employee benefits | 1,226 | 947 | 3,848 | 3,604 |
| Occupancy and equipment | 893 | 1,009 | 3,614 | 3,951 |
| FDIC assessment | 162 | 162 | 647 | 692 |
| Bank franchise tax | 186 | 152 | 745 | 690 |
| Core deposit intangible amortization | 330 | 421 | 1,501 | 1,935 |
| Foreclosed real estate, net | 842 | 98 | 1,523 | 528 |
| Other | 2,758 | 2,282 | 9,168 | 9,458 |
| Total noninterest expense | 9,904 | 9,003 | 35,105 | 36,643 |
| | | | | |
| Income Before Income Taxes | 4,205 | 5,526 | 21,801 | 22,299 |
| Income Taxes | 1,062 | 1,608 | 6,054 | 6,293 |
| **Net Income** | $ 3,143 | $ 3,918 | $ 15,747 | $ 16,006 |
| | | | | |
| **Net Income Per Common Share:** | | | | |
| Basic | $ 0.40 | $ 0.50 | $ 2.00 | $ 2.04 |
| Diluted | $ 0.40 | $ 0.50 | $ 2.00 | $ 2.04 |
| **Average Common Shares Outstanding:** | | | | |
| Basic | 7,887,811 | 7,844,545 | 7,872,870 | 7,834,351 |
| Diluted | 7,901,198 | 7,854,083 | 7,884,561 | 7,845,652 |

**Net Interest Income Analysis**
For the Three Months Ended December 31, 2013 and 2012
(in thousands, except rates)

| | Average Balance | | Interest Income/Expense | | Yield/Rate | |
|---|---|---|---|---|---|---|
| | 2013 | 2012 | 2013 | 2012 | 2013 | 2012 |
| Loans: | | | | | | |
| Commercial | $ 118,431 | $ 122,697 | $ 1,376 | $ 1,506 | 4.61% | 4.87% |
| Real estate | 670,720 | 671,180 | 9,498 | 10,368 | 5.66 | 6.18 |
| Consumer | 5,525 | 6,269 | 87 | 120 | 6.25 | 7.59 |
| Total loans | 794,676 | 800,146 | 10,961 | 11,994 | 5.51 | 5.99 |
| | | | | | | |
| Securities: | | | | | | |
| Federal agencies | 66,613 | 35,728 | 164 | 110 | 0.98 | 1.23 |
| Mortgage-backed & CMO's | 70,821 | 85,623 | 402 | 419 | 2.27 | 1.96 |
| State and municipal | 196,643 | 187,545 | 1,946 | 1,945 | 3.96 | 4.15 |
| Other | 16,897 | 11,822 | 124 | 103 | 2.94 | 3.49 |
| Total securities | 350,974 | 320,718 | 2,636 | 2,577 | 3.00 | 3.21 |
| | | | | | | |
| Deposits in other banks | 60,408 | 46,342 | 45 | 33 | 0.30 | 0.28 |
| | | | | | | |
| Total interest-earning assets | 1,206,058 | 1,167,206 | 13,642 | 14,604 | 4.52 | 5.00 |
| | | | | | | |
| Non-earning assets | 116,184 | 129,503 | | | | |
| | | | | | | |
| Total assets | $ 1,322,242 | $ 1,296,709 | | | | |
| | | | | | | |
| Deposits: | | | | | | |
| Demand | $ 163,809 | $ 145,539 | 26 | 36 | 0.06 | 0.10 |
| Money market | 186,391 | 169,647 | 84 | 107 | 0.18 | 0.25 |
| Savings | 85,061 | 79,492 | 17 | 23 | 0.08 | 0.11 |
| Time | 394,492 | 426,608 | 1,190 | 1,386 | 1.20 | 1.29 |
| Total deposits | 829,753 | 821,286 | 1,317 | 1,552 | 0.63 | 0.75 |
| | | | | | | |
| Customer repurchase agreements | 47,220 | 45,510 | 2 | 23 | 0.02 | 0.20 |
| Long-term borrowings | 37,380 | 37,406 | 270 | 280 | 2.89 | 2.99 |
| Total interest-bearing liabilities | 914,355 | 904,204 | 1,589 | 1,855 | 0.69 | 0.81 |
| | | | | | | |
| Noninterest bearing demand deposits | 234,167 | 221,906 | | | | |
| Other liabilities | 6,175 | 7,215 | | | | |
| Shareholders' equity | 167,545 | 163,384 | | | | |
| Total liabilities and shareholders' equity | $ 1,322,242 | $ 1,296,709 | | | | |
| | | | | | | |
| Interest rate spread | | | | | 3.83% | 4.19% |
| Net interest margin | | | | | 4.00% | 4.37% |
| | | | | | | |
| Net interest income (taxable equivalent basis) | | | 12,053 | 12,749 | | |
| Less: Taxable equivalent adjustment | | | 548 | 572 | | |
| Net interest income | | | $ 11,505 | $ 12,177 | | |

## Net Interest Income Analysis
For the Years Ended December 31, 2013 and 2012
(in thousands, except yields and rates)

| | Average Balance | | Interest Income/Expense | | Yield/Rate | |
|---|---|---|---|---|---|---|
| | 2013 | 2012 | 2013 | 2012 | 2013 | 2012 |
| Loans: | | | | | | |
| Commercial | $ 125,283 | $ 128,031 | $ 6,082 | $ 6,642 | 4.85% | 5.19% |
| Real estate | 663,224 | 677,314 | 38,425 | 42,088 | 5.79 | 6.21 |
| Consumer | 5,847 | 8,359 | 403 | 605 | 6.89 | 7.24 |
| Total loans | 794,354 | 813,704 | 44,910 | 49,335 | 5.65 | 6.06 |
| | | | | | | |
| Securities: | | | | | | |
| Federal agencies | 55,435 | 36,066 | 532 | 545 | 0.96 | 1.51 |
| Mortgage-backed & CMO's | 74,909 | 94,183 | 1,442 | 1,906 | 1.93 | 2.02 |
| State and municipal | 193,254 | 182,939 | 7,750 | 7,829 | 4.01 | 4.28 |
| Other | 15,007 | 11,654 | 430 | 435 | 2.87 | 3.73 |
| Total securities | 338,605 | 324,842 | 10,154 | 10,715 | 3.00 | 3.30 |
| | | | | | | |
| Deposits in other banks | 53,857 | 32,080 | 151 | 80 | 0.28 | 0.25 |
| | | | | | | |
| Total interest-earning assets | 1,186,816 | 1,170,626 | 55,215 | 60,130 | 4.65 | 5.14 |
| | | | | | | |
| Non-earning assets | 120,338 | 132,455 | | | | |
| | | | | | | |
| Total assets | $ 1,307,154 | $ 1,303,081 | | | | |
| | | | | | | |
| Deposits: | | | | | | |
| Demand | $ 161,602 | $ 142,296 | 111 | 190 | 0.07 | 0.13 |
| Money market | 178,235 | 174,027 | 338 | 521 | 0.19 | 0.30 |
| Savings | 84,162 | 78,358 | 71 | 111 | 0.08 | 0.14 |
| Time | 405,213 | 443,549 | 4,940 | 6,021 | 1.22 | 1.36 |
| Total deposits | 829,212 | 838,230 | 5,460 | 6,843 | 0.66 | 0.82 |
| | | | | | | |
| Customer repurchase agreements | 47,816 | 46,939 | 40 | 148 | 0.08 | 0.32 |
| Other short-term borrowings | 1 | 496 | 0 | 2 | 0.40 | 0.42 |
| Long-term borrowings | 37,437 | 37,415 | 1,083 | 1,148 | 2.89 | 3.07 |
| Total interest-bearing liabilities | 914,466 | 923,080 | 6,583 | 8,141 | 0.72 | 0.88 |
| | | | | | | |
| Noninterest bearing demand deposits | 220,980 | 213,129 | | | | |
| Other liabilities | 6,370 | 8,025 | | | | |
| Shareholders' equity | 165,338 | 158,847 | | | | |
| Total liabilities and shareholders' equity | $ 1,307,154 | $ 1,303,081 | | | | |
| | | | | | | |
| Interest rate spread | | | | | 3.93% | 4.26% |
| Net interest margin | | | | | 4.10% | 4.44% |
| | | | | | | |
| Net interest income (taxable equivalent basis) | | | 48,632 | 51,989 | | |
| Less: Taxable equivalent adjustment | | | 2,259 | 2,324 | | |
| Net interest income | | | $ 46,373 | $ 49,665 | | |

**American National Bankshares Inc. and Subsidiaries**
**Financial Highlights**

(In thousands, except share, ratio and nonfinancial data, unaudited)

| | 4th Qtr 2013 | 3rd Qtr 2013 | 4th Qtr 2012 | YTD 2013 | YTD 2012 |
|---|---|---|---|---|---|
| **EARNINGS** | | | | | |
| Interest income | $ 13,094 | $ 13,106 | $ 14,032 | $ 52,956 | $ 57,806 |
| Interest expense | 1,589 | 1,613 | 1,855 | 6,583 | 8,141 |
| Net interest income | 11,505 | 11,493 | 12,177 | 46,373 | 49,665 |
| Provision for loan losses | - | - | 334 | 294 | 2,133 |
| Noninterest income | 2,604 | 2,767 | 2,686 | 10,827 | 11,410 |
| Noninterest expense | 9,904 | 8,455 | 9,003 | 35,105 | 36,643 |
| Income taxes | 1,062 | 1,562 | 1,608 | 6,054 | 6,293 |
| Net income | 3,143 | 4,243 | 3,918 | 15,747 | 16,006 |
| | | | | | |
| **PER COMMON SHARE** | | | | | |
| Earnings per share - basic | $ 0.40 | $ 0.54 | $ 0.50 | $ 2.00 | $ 2.04 |
| Earnings per share - diluted | 0.40 | 0.54 | 0.50 | 2.00 | 2.04 |
| Cash dividends paid | 0.23 | 0.23 | 0.23 | 0.92 | 0.92 |
| Book value per share | 21.23 | 21.03 | 20.80 | 21.23 | 20.80 |
| Book value per share - tangible (a) | 15.89 | 15.63 | 15.23 | 15.89 | 15.23 |
| Closing market price | 26.25 | 23.20 | 20.19 | 26.25 | 20.19 |
| | | | | | |
| **FINANCIAL RATIOS** | | | | | |
| Return on average assets | 0.95% | 1.30% | 1.21% | 1.20% | 1.23% |
| Return on average equity | 7.50 | 10.40 | 9.59 | 9.52 | 10.08 |
| Return on average tangible equity (b) | 10.86 | 14.90 | 14.12 | 13.75 | 15.25 |
| Average equity to average assets | 12.67 | 12.48 | 12.60 | 12.65 | 12.19 |
| Tangible equity to tangible assets (a) | 9.91 | 9.62 | 9.64 | 9.91 | 9.64 |
| Net interest margin, taxable equivalent | 4.00 | 4.06 | 4.37 | 4.10 | 4.44 |
| Efficiency ratio | 72.76 | 57.43 | 58.36 | 57.57 | 58.23 |
| Effective tax rate | 22.77 | 26.91 | 29.10 | 28.22 | 28.22 |
| | | | | | |
| **PERIOD-END BALANCES** | | | | | |
| Securities | $ 351,013 | $ 352,502 | $ 340,533 | $ 351,013 | $ 340,533 |
| Loans held for sale | 2,760 | 3,919 | 13,852 | 2,760 | 13,852 |
| Loans, net of unearned income | 794,671 | 798,996 | 788,705 | 794,671 | 788,705 |
| Goodwill and other intangibles | 42,202 | 42,532 | 43,703 | 42,202 | 43,703 |
| Assets | 1,307,512 | 1,324,185 | 1,283,687 | 1,307,512 | 1,283,687 |
| Assets - tangible (a) | 1,265,310 | 1,281,653 | 1,239,984 | 1,265,310 | 1,239,984 |
| Deposits | 1,057,675 | 1,071,083 | 1,027,667 | 1,057,675 | 1,027,667 |
| Customer repurchase agreements | 39,478 | 44,026 | 49,942 | 39,478 | 49,942 |
| Long-term borrowings | 37,370 | 37,377 | 37,396 | 37,370 | 37,396 |
| Shareholders' equity | 167,551 | 165,826 | 163,246 | 167,551 | 163,246 |
| Shareholders' equity - tangible (a) | 125,349 | 123,294 | 119,543 | 125,349 | 119,543 |
| | | | | | |
| **AVERAGE BALANCES** | | | | | |
| Securities | $ 350,974 | $ 339,582 | $ 320,718 | $ 338,605 | $ 324,842 |
| Loans held for sale | 1,669 | 5,109 | 10,535 | 4,948 | 7,533 |
| Loans, net of unearned income | 793,007 | 790,846 | 789,611 | 789,406 | 806,171 |
| Interest-earning assets | 1,206,058 | 1,189,844 | 1,167,206 | 1,186,816 | 1,170,626 |
| Goodwill and other intangibles | 42,404 | 42,731 | 43,970 | 42,949 | 44,762 |
| Assets | 1,322,242 | 1,307,347 | 1,296,709 | 1,307,154 | 1,303,081 |
| Assets - tangible (a) | 1,279,838 | 1,264,616 | 1,252,739 | 1,264,205 | 1,258,319 |
| Interest-bearing deposits | 829,753 | 834,305 | 821,286 | 829,212 | 838,230 |
| Deposits | 1,063,920 | 1,053,124 | 1,043,192 | 1,050,192 | 1,051,359 |
| Customer repurchase agreements | 47,220 | 46,712 | 45,510 | 37,437 | 46,939 |
| Other short-term borrowings | - | - | 2 | 1 | 496 |
| Long-term borrowings | 37,380 | 37,388 | 37,406 | 37,437 | 37,415 |
| Shareholders' equity | 167,545 | 163,130 | 163,384 | 165,338 | 158,847 |
| Shareholders' equity - tangible (a) | 125,141 | 120,399 | 119,414 | 122,389 | 114,085 |

**American National Bankshares Inc. and Subsidiaries**
**Financial Highlights**

| (In thousands, except share, ratio and nonfinancial data, unaudited) | 4th Qtr 2013 | | 3rd Qtr 2013 | | 4th Qtr 2012 | | YTD 2013 | | YTD 2012 |
|---|---|---|---|---|---|---|---|---|---|
| **CAPITAL** | | | | | | | | | |
| Average shares outstanding - basic | **7,887,811** | | 7,877,901 | | 7,844,545 | | **7,872,870** | | 7,834,351 |
| Average shares outstanding - diluted | **7,901,198** | | 7,892,015 | | 7,854,083 | | **7,884,561** | | 7,845,652 |
| **ALLOWANCE FOR LOAN LOSSES** | | | | | | | | | |
| Beginning balance | $ | **12,684** | $ | 12,676 | $ | 11,998 | $ | **12,118** | $ 10,529 |
| Provision for loan losses | | **0** | | - | | 334 | | **294** | 2,133 |
| Charge-offs | | **(208)** | | (162) | | (404) | | **(837)** | (2,086) |
| Recoveries | | **124** | | 170 | | 190 | | **1,025** | 1,542 |
| Ending balance | $ | **12,600** | $ | 12,684 | $ | 12,118 | $ | **12,600** | $ 12,118 |
| **LOANS** | | | | | | | | | |
| Construction and land development | $ | **41,822** | $ | 43,386 | $ | 48,812 | $ | **41,822** | $ 48,812 |
| Commercial real estate | | **364,616** | | 361,968 | | 355,433 | | **364,616** | 355,433 |
| Residential real estate | | **171,917** | | 173,695 | | 161,033 | | **171,917** | 161,033 |
| Home equity | | **87,797** | | 89,154 | | 91,313 | | **87,797** | 91,313 |
| Commercial and industrial | | **122,553** | | 124,504 | | 126,192 | | **122,553** | 126,192 |
| Consumer | | **5,966** | | 6,289 | | 5,922 | | **5,966** | 5,922 |
| Total | $ | **794,671** | $ | 798,996 | $ | 788,705 | $ | **794,671** | $ 788,705 |
| **NONPERFORMING ASSETS AT PERIOD-END** | | | | | | | | | |
| Nonperforming loans: | | | | | | | | | |
| 90 days past due and accruing | $ | **-** | $ | - | $ | - | $ | **-** | $ - |
| Nonaccrual | | **5,071** | | 4,647 | | 5,316 | | **5,071** | 5,316 |
| Foreclosed real estate | | **3,422** | | 4,215 | | 6,193 | | **3,422** | 6,193 |
| Nonperforming assets | $ | **8,493** | $ | 8,862 | $ | 11,509 | $ | **8,493** | $ 11,509 |
| **ASSET QUALITY RATIOS** | | | | | | | | | |
| Allowance for loan losses to total loans | | **1.59** | | 1.59 | | 1.54 | | **1.59** | 1.54 |
| Allowance for loan losses to nonperforming loans | | **248.47** | | 272.95 | | 227.95 | | **248.47** | 227.95 |
| Nonperforming assets to total assets | | **0.65** | | 0.67 | | 0.90 | | **0.65** | 0.90 |
| Nonperforming loans to total loans | | **0.64** | | 0.58 | | 0.67 | | **0.64** | 0.67 |
| Annualized net charge-offs (recoveries) to average loans | | **0.04**% | | 0.00% | | 0.11% | | **(0.02)**% | 0.07% |
| **OTHER DATA** | | | | | | | | | |
| Fiduciary assets at period-end (c) | $ | **442,583** | $ | 430,853 | $ | 386,210 | $ | **442,583** | $ 386,210 |
| Retail brokerage assets at period-end (c) | $ | **185,810** | $ | 175,856 | $ | 155,079 | $ | **186** | $ 155,079 |
| Number full-time equivalent employees (d) | | **290** | | 290 | | 307 | | **290** | 307 |
| Number of full service offices | | **25** | | 25 | | 25 | | **25** | 25 |
| Number of loan production offices | | **2** | | 2 | | 2 | | **2** | 2 |
| Number of ATM's | | **31** | | 31 | | 31 | | **31** | 31 |

Notes:

(a) - Excludes goodwill and other intangible assets
(b) - Excludes amortization expense, net of tax, of intangible assets
(c) - Market value
(d) - Average for quarter
 (e) - The efficiency ratio is calculated by dividing
noninterest expense excluding gains
          or losses on the sale of OREO by net interest income
including tax equivalent income on
          nontaxable loans and securities and excludin
(a) gains or losses on securities and (b)
          gains or losses on sale of premises and equipment.